UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. ___)

                             ADE Corporation
          --------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
          --------------------------------------------------------
                      (Title of Class of Securities)

                               000-26714
          --------------------------------------------------------
                             (CUSIP Number)

                         Robert Abbe, President
           80 Wilson Way, Westwood, MA  02090     (781) 467-3500
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              June 11, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

 --------------------------------                 ---------------------------
| CUSIP NO. 000-26714            |               |  PAGE 2 OF 4 PAGES        |
|           ---------            |               |                           |
 --------------------------------                 ---------------------------
------------------------------------------------------------------------------
| 1 |  NAME OF REPORTING PERSON                                              |
|   |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
|   |                                                                        |
|   |  David Basila                                                          |
|   |  ###-##-####                                                           |
|   |                                                                        |
------------------------------------------------------------------------------
| 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      |
|   |                                                         __             |
|   |                                                    (a) |__|            |
|   |  Not Applicable                                    (b) |__|            |
|   |                                                                        |
------------------------------------------------------------------------------
| 3 |  SEC USE ONLY                                                          |
|   |                                                                        |
|   |                                                                        |
|   |                                                                        |
------------------------------------------------------------------------------
| 4 |  SOURCE OF FUNDS                                                       |
|   |                                                                        |
|   |  00                                                                    |
|   |                                                                        |
------------------------------------------------------------------------------
| 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  |
|   |  ITEMS 2(d) OR 2(e)                                         __         |
|   |                                                            |__|        |
|   |                                                                        |
------------------------------------------------------------------------------
| 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|   |                                                                        |
|   |  U.S.                                                                  |
|   |                                                                        |
------------------------------------------------------------------------------
|                         | 7 |  SOLE VOTING POWER            666,000 SHARES |
|     Number of           |---------------------------------------------------
|       Shares            | 8 |  SHARED VOTING POWER                         |
|    Beneficially         |---------------------------------------------------
|      Owned By           | 9 |  SOLE DISPOSITIVE POWER       666,000 SHARES |
|   Each Reporting        |---------------------------------------------------
|     Person With         |10 |  SHARED DISPOSITIVE POWER                    |
------------------------------------------------------------------------------
|11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|   |                                                                        |
|   |  666,000 SHARES                                                        |
|   |                                                                        |
------------------------------------------------------------------------------
|12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|   |                                                                __      |
|   |                                                               |__|     |
------------------------------------------------------------------------------
|13 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    |
|   |                                                                        |
|   |  5.09%                                                                 |
------------------------------------------------------------------------------
|14 |  TYPE OF REPORTING PERSON*                                             |
|   |                                                                        |
|   |  IN                                                                    |
------------------------------------------------------------------------------

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D


ITEM 1.  Security and Issuer

         Common Stock, par value $.01 per share, of ADE Corporation, 80 Wilson Way, Westwood, MA 02090-1806.

ITEM 2.  Identity and Background

         (a)  David Basila

         (b)  c/o Phase Shift Technology, Inc.
              3480 East Brittania, Suite 110
              Tucson, Arizona 85706

         (c)  Vice President
              Phase Shift Technology, Inc.
              3480 East Brittania, Suite 110
              Tucson, Arizona 85706
              Principal business:  the design and manufacture of optical test and inspection equipment

         (d) I have had no criminal convictions during the preceding five years.

         (e) I have not been party to any civil proceeding during the last five years resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws.

         (f)  I am a U.S. citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Phase Shift Technology, Inc., in which I was a stockholder, merged on June 11, 1998, with ADE Corporation and became a wholly-owned subsidiary thereof. I received 666,000 shares of the Common Stock of ADE Corporation as consideration for my 33% equity interest in Phase Shift Technology, Inc.

ITEM 4.  Purpose of Transaction

         I am acquiring the subject shares for investment purposes and not for any of the purposes enumerated in the section.

ITEM 5.  Interest in Securities of the Issuer

         Please refer to Items 7 through 11 of the Cover Page to this Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

ITEM 7.  Material to be Filed as Exhibits

         None



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


6/22/98                                         /s/ David Basila
-----------------------------                   -------------------------------
Date                                            Signature

                                                David Basila
                                                -------------------------------
                                                Name/Title

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